SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

PLX Technology, Inc.
(Name of Subject Company)
PLX Technology, Inc.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $.001 Per Share
(Title of Class of Securities)

693417107
(CUSIP Number of Class of Securities)

Arthur O. Whipple
 870 W. Maude Avenue,
Sunnyvale, California 94085
(408) 774-9060

(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)
With copies to:
Stephen J. Schrader, Esq.
Baker & McKenzie LLP
Two Embarcadero Center, 11th Floor
San Francisco, California 94111

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of PLX Technology, Inc. (“PLX”) filed with the Securities and Exchange Commission (the “SEC”) on May 22, 2012 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the exchange offer by Pinewood Acquisition Corp., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Integrated Device Technology, Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares the common stock of PLX, par value $.001 per share (the “Shares”), in exchange for consideration, per Share, comprised of (i) $3.50 in cash plus (ii) 0.525 of a share of common stock of Parent (the “Parent Common Stock”), in each case, subject to adjustment for stock splits, stock dividends and similar events, and without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in Purchaser’s prospectus/offer to purchase, dated May 22, 2012, which is contained in the Registration Statement on Form S-4 filed by Parent with the U.S. Securities and Exchange Commission (the “SEC”) on May 22, 2012 (as amended or supplemented from time to time, the “Prospectus”), and in the related Letter of Transmittal (“Letter of Transmittal”), copies of which were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.  Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

This Amendment No. 1 is being filed to reflect certain supplemental disclosures set forth below in this Amendment No. 1 to the Schedule 14D-9.  Except as otherwise indicated below, the information set forth in the prior Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1.

Item 4.                                The Solicitation or Recommendation.

•	The last paragraph of “Item 4(a)(2). The Solicitation or Recommendation – Background of the Transaction” is hereby amended and restated in its entirety to read as follows:

“Pursuant to the “go-shop” provisions of the Merger Agreement, during the period beginning on the date of the Merger Agreement and continuing until 11:59 p.m., California time, on May 30, 2012 (the “go-shop” period), PLX and its representatives were permitted to conduct a “go-shop” process to actively solicit alternative acquisition proposals, if available, and to continue negotiations with an Excluded Party for up to an additional fifteen (15) days thereafter, pursuant to the terms of and subject to the limitations set forth in the Merger Agreement and as more fully described in the Prospectus.

Deutsche Bank conducted the “go-shop” process on behalf of PLX.  During the “go-shop” period, Deutsche Bank contacted thirty-seven (37) potential bidders to determine their level of interest in exploring an acquisition of PLX. PLX entered into non-disclosure agreements with four (4) of the parties who expressed an affirmative interest in further discussing a potential transaction with PLX.  At the request of each of those four (4) parties, PLX gave management presentations about PLX’s business to each of such parties.  Prior to the expiration of the “go-shop” period, PLX received a Competing Proposal from one such party for a potential alternative transaction with PLX, which was a non-binding proposal for an all-cash acquisition.  After reviewing the Competing Proposal and consulting with its financial and legal advisors, the PLX Board of Directors determined that the proposed price per Share in such Competing Proposal was sufficiently below the value per Share of the Offer (using for purposes of the value of the Parent Common Stock portion of the Offer consideration, the closing price on the last trading day prior to the date when such determination was made) both as of the date of the Merger Agreement and as of May 31, 2012, the date on which the PLX Board of Directors evaluated such Competing Proposal, such that the PLX Board of Directors could not determine that the Competing Proposal would reasonably be expected to lead to a Superior Proposal.  Therefore, the party submitting the Competing Proposal did not qualify as an Excluded Party.  None of the other parties submitted an inquiry or proposal that specified or suggested a price for an acquisition of PLX or otherwise constituted a Competing Proposal. Therefore, as a result of the foregoing, (i) no party qualified as an Excluded Party, and (ii) the “go-shop” period terminated as of 11:59 p.m., California time, on May 30, 2012, without extension.”

Item 7.                                Purposes Of The Transaction And Plans Or Proposals.

•	“Item 7. Purposes Of The Transaction And Plans Or Proposals” is hereby amended and restated in its entirety to read as follows:

“Pursuant to the “go-shop” provisions of the Merger Agreement (see “Item 4 — The Solicitation Or Recommendation — Reasons for the Recommendation of the PLX Board of Directors” of the Schedule 14D-9), the

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PLX Board of Directors conducted a “go-shop” process for thirty (30) days from the date of the Merger Agreement to actively solicit alternative acquisition proposals, if available, and, to continue negotiations with a qualifying third party for up to an additional fifteen (15) days thereafter, in each case, pursuant to the terms of the Merger Agreement. Any such solicitations could have resulted in discussions and negotiations with qualifying third parties, any of which could have resulted in (i) a tender offer or other acquisition of PLX’s securities or the securities of any subsidiary of PLX, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving PLX or any subsidiary of PLX, (iii) any purchase, sale or transfer of a material amount of assets of PLX or any subsidiary of PLX, or (iv) any material change in the indebtedness or capitalization of PLX, in each case pursuant to the terms of and subject to the limitations set forth in the Merger Agreement and as more fully described in the Prospectus.

The “go-shop” period terminated as of 11:59 p.m., California time, on May 30, 2012, as further discussed above in “Item 4 — The Solicitation Or Recommendation — Background of the Transaction”.

Except as set forth in the Schedule 14D-9, there are no transactions, resolutions of the PLX Board of Directors, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this paragraph.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PLX TECHNOLOGY, INC.

By:	/s/ Arthur O. Whipple
Name:	Arthur O. Whipple, Chief Financial Officer
Dated:	June 1, 2012

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